Exhibit 99.1

Borr Drilling Limited Announces First Quarter 2025 Results
Hamilton, Bermuda, May 21, 2025: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three months ended March 31, 2025.

Highlights

Total operating revenues of $216.6 million, a decrease of $46.5 million compared to the fourth quarter of 2024
Net loss of $(16.9) million, a decrease of $43.2 million compared to the net income in the fourth quarter of 2024
Adjusted EBITDA of $96.1 million, a decrease of $40.6 million compared to the fourth quarter of 2024
YTD 2025, the company was awarded nine new contract commitments, representing approximately 1,550 days and $221 million of potential contract revenue
CEO, Patrick Schorn commented:

"Our first-quarter results were largely as expected and impacted by temporary rig suspensions and preparations for upcoming contracts. During the quarter, we averaged 16 active rigs out of our 24-rig fleet. Despite the lower activity level, operational performance remained robust, with technical utilization at 99.2% and economic utilization at 97.9% for our active rigs — a reflection of the continued strength and efficiency of our operations.

On the safety front, I’m pleased to report that several of our rigs received industry and customer recognition for outstanding safety performance. Notably, the Groa was awarded Qatar Energy’s HSE Award for 2024, and Prospector 1 received the 2024 Best Safety Performance Award from the IADC North Sea Chapter. In Thailand, Borr Drilling received PTTEP’s CEO SSHE Excellence Award for the second consecutive year. These achievements are a testament to the commitment and professionalism of our crews, and I congratulate and thank the entire team for their efforts.

Looking at the second quarter, we are seeing a meaningful ramp-up of activity. Three suspended rigs in Mexico have resumed operations, while the Vali and Arabia I have both commenced their contracts. In addition, the Thor and Ran have secured new contracts starting this quarter. As a result, our operating rig count has now increased to 22  — laying the foundation for stronger financial performance in the quarters ahead. Our liquidity position improved during the quarter, supported by the collection of approximately $120 million in outstanding receivables from Mexico and $10 million in mobilization fees for Vali. Following the quarter end, we received an additional $35 million in mobilization fees related to Vali and Arabia I

Recent contract awards for the Gerd, Norve, Thor, Ran, and Skald have brought our 2025 contract coverage to 79% at an average day rate of $147,000, which includes approximately 4.5% coverage related to the suspension period in Mexico. This compares to approximately 91% coverage in 2024 at average day rate of $136,000. While we continue to pursue several opportunities in 2025, our commercial efforts are now increasingly focused on 2026. Our rigs in Mexico represent a significant portion of our available days in 2026 and beyond. The combination of increased activity in Q2 and the advancement of private investment projects in Mexico are positive for future rig demand and extensions across our fleet in-country.

In light of uncertain market conditions, the Board has decided not to pay a dividend to reinforce the balance sheet and enhance long-term value creation. While we are not issuing specific Adjusted EBITDA guidance for 2025, we are, however, comfortable with the current Bloomberg consensus estimate of approximately $460 million. As a function of the increase in active rigs, we expect Adjusted EBITDA to increase significantly in the coming quarters."

Conference call

A conference call and webcast is scheduled for 15:00 CEST (9:00 AM New York Time) on Thursday May 22, 2025 and participants are encouraged to dial in 10 minutes before the start of the call.

In order to listen to the presentation, you may also do one of the following:

a)    Webcast

To access the webcast, please go to the following link:
https://edge.media-server.com/mmc/p/8stekv6h

b)    Conference Call

Please use the below link to register for the conference call, https://register-conf.media-server.com/register/BIf64cd1bc1428449c847f17ba22fdf051

Participants will then receive dial-in details on screen and via email and can then choose to dial in with their unique pin or select “Call me” and provide telephone details for the system to link them automatically.